UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-68478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Globalist Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

408 West 14th Street
(No. and Street)

New York (City) New York (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt 516.222.9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway (Address) Bellmore (City) New York (State) 11710 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil Morganbesser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Globalist Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CERTIFICATE

State of California

County of Los Angeles

On Aug. 12, 2014 before me, Carolyn Higgins, notary public,

personally appeared Neil B. Morganbesser,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under Penalty of Perjury under the laws of the state of California that the foregoing paragraph is true and correct.

WITNESS ~~MY~~ HAND AND OFFICIAL SEAL.

CAROLYN HIGGINS
Commission # 1971483
Notary Public - California
Los Angeles County
My Comm. Expires Apr 3, 2016

Signature of Notary Public

(Notary Seal)

OPTIONAL INFORMATION

The acknowledgment contained within this document is in accordance with California law. Any certificate of acknowledgment performed within the State of California shall use the preceding wording pursuant to Civil Code section 1189. An acknowledgment cannot be affixed to a document sent by mail or otherwise delivered to a notary public, including electronic means, whereby the signer did not personally appear before the notary public, even if the signer is known by the notary public. In addition, the correct notarial wording can only be signed and sealed by a notary public. The seal and signature cannot be affixed to a document without the correct notarial wording.

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
(Title of document)

Number of Pages 3 (Including acknowledgment)

Document Date ____________

____
(Additional Information)

CAPACITY CLAIMED BY THE SIGNER

____ Individual
✓ Corporate Officer
____ Partner
____ Attorney-In-Fact
____ Trustee
____ Other: ____________

GLOBALIST CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Member of
Globalist Capital, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Globalist Capital, LLC (the "Company") as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Globalist Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, Schedule II, and Schedule III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, Schedule II, and Schedule III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, Schedule II, and Schedule III is fairly stated in all material respects in relation to the financial statements as a whole

As discussed in Note 7 to the financial statements, the December 31, 2013 financial statements have been restated to correct for the accrual of compensation.

Schwartz & Company, LLP

Bellmore, New York
February 26, 2014,
except for Note 7, as to which the date is August 15, 2014

GLOBALIST CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2013

CONTENTS

GLOBALIST CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS RESTATED
DECEMBER 31, 2013

ASSETS

Cash	$ 28,788
Accounts receivable	2,826,472
Prepaid expenses	3,406
Total assets	$ 2,858,666

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses	$ 618,050
Due to related parties	3,770
Total liabilities	621,820
Commitments and contingencies	
Member's equity	2,236,846
Total liabilities and member's equity	$ 2,858,666

See notes to financial statement

Note 1: Operations and Structure

Globalist Capital, LLC (the "Company"), is a limited liability company organized under the laws of the State of Delaware in November 2009. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain minimum net capital pursuant to SEC Rule 15c3-1.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Actual results may differ from those estimates.

Cash
Cash includes deposits in checking and savings accounts.

Revenue Recognition
The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement deals are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Note 2: Summary of Significant Accounting Policies *(continued)*

Accounts Receivable

Accounts receivable represent amounts due from capital introduction services. Accounts receivable are reported at their outstanding unpaid principal balances. Accounts are considered past due once the unpaid balance is 90 days or more outstanding. When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written-off.

Income Taxes

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax returns of its member.

The Company adopted the provisions of FASB ASC 740, *Accounting for Income Taxes*. The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Note 3: Uncertain Tax Positions

As a result of the adoption of the provisions of FASB ASC 740, *Accounting for Income Taxes*, the Company recognized no material adjustments to liabilities or member's capital. Interest and penalties associated with unrecognized tax benefits are classified in general and administrative expenses in the statement of operations. The adoption of these provisions did not have a material impact on the Company's financial statements.

The Company had no unrecognized tax benefits and related interest and penalties expenses. Currently, the Company is not subject to examination by major tax jurisdictions. The Company is no longer subject to examination by U.S. federal and state tax authorities for the years before 2010.

Note 4: Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $6,968, which was $34,489 below its required net capital of $41,457. The Company's net capital ratio was 89 to 1.

Note 5: Concentration of Credit Risk

Periodically throughout the year and at December 31, 2013, the Company may have significant cash balances. These cash balances are insured up to $250,000. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

One customer accounted for 98% of total accounts receivable and 97% of total income at December 31, 2013.

Note 6: Related Party Transactions

Pursuant to an expense and facilities sharing agreement (the "Agreement") between the Company and an affiliate, the Company will reimburse the affiliate for certain expenses. The Company was charged $15,451 for the year ended December 31, 2013 under the Agreement.

Pursuant to an expense sharing agreement (the "Agreement") between the Company and an affiliate, DelMorgan & Co., LLC, the affiliate will reimburse the Company for certain expenses. The affiliate was charged $72,036 for the year ended December 31, 2013 under the Agreement and such amount is reflected as service income on the accompanying statement of operations.

Note 7: Correction of Compensation Accrual

In October 2013, the Company entered into an agreement with one of its registered representatives. The registered representative will earn and is due compensation within 5 days of receipt of funds by the Company, provided the registered representative remains affiliated with the Company through that date. The compensation under the agreement amounts to $600,000 which is included in accrued expenses in the statement of financial condition. As of December 31, 2013 the Company had not received any funds in connection with this agreement. The allocation of any additional compensation shall be determined in good faith on or before March 31, 2014, provided the registered representative remains affiliated with the Company through that date. (See Note 8)

Note 7: Correction of Compensation Accrual *(continued)*

The Company has restated its previously issued financial statements for the year ended December 31, 2013 for previously unrecorded compensation; the financial statements included an understatement of accrued expenses by $600,000. The accompanying financial statements for the year ended December 31, 2013 have been restated to reflect the correction. Member's equity at December 31, 2013 was decreased by $600,000 as a result of the correction.

Member's equity - beginning of year	$	59,369
Member's contributions		10,000
Net income		2,767,477
Member's equity - end of year, as originally reported		2,836,846
Restatement to reflect correction of compensation		(600,000)
Member's equity - end of year, as restated	$	2,236,846

Note 8: Subsequent Events

Other than indicated below, management of the Company has evaluated events and transactions that have occurred since December 31, 2013 and determined that there are no material events that would require disclosures in the Company's financial statements.

On July 2, 2014 FINRA determined that the December 31, 2013 financial statements as originally submitted were not prepared in accordance with GAAP, as those financial statements did not reflect an accrual for compensation expense relating to an agreement with one of its registered representatives. These restated financial statements are being submitted upon the advice of FINRA. Although the Company believes its original treatment of not recording the compensation expense accrual at December 31, 2013 was appropriate, the Company has agreed to restate the financial statements in light of conversations with FINRA personnel. The Company accrued a compensation expense of $600,000 as reflected on the accompanying statement of operations. (See Note 7)

Resulting from the accrual of compensation expense at December 31, 2013, the Company was not net capital compliant from the period of December 31, 2013 through February 3, 2014.

From January 1, 2014 through August 15, 2014, the Company received $2,781,130 which is included in accounts receivable in the statement of financial condition.

From January 1, 2014 through August 15, 2014, the Company paid $2,600,000 to its registered representative, of which $600,000 is included in accrued expenses in the statement of financial condition.